Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

Group Secretariat

03032813

03 OCT 21 AM 7:2

SUPPL

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

2nd October 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited
2003 Interim Dividend

We enclose for your information a notification dated 2nd October 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

dlw 10/27

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Dividend
Released	11:14 2 Oct 2003
Number	4516Q

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

HONGKONG LAND HOLDINGS LIMITED

2003 INTERIM DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2003 interim dividend of the above Company. The dividend will be paid on 15th October 2003.

2003 interim dividend per share:	US cents 2.00
GBP equivalent:	1.1986 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

2nd October 2003

www.hkland.com

END